Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated June 20, 2002

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   ☒

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on June 20, 2002, entitled "New Statoil board".

New Statoil board

Statoil's (OSE: STL, NYSE: STO) corporate assembly has today, 20 June, elected representatives of the owners and employees to the group's board of directors.

The shareholder representatives were elected in accordance with the proposals from the election committee.

Leif Terje Løddesøl was elected as chairman. The other new directors are Maurey Devine, Grace Skaugen and Eli Sætersmoen.

Both Finn A Hvistendahl and Knut Åm were re-elected.
Employee-elected directors are Marit Bakke of the Norwegian Society of Chartered Engineers (NIF), Stein Bredal of the Confederation of Vocational Unions (YS) and Bjørn Erik Egeland of the Norwegian Association for Supervisors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: June 20, 2002	By:	/S/ Inge. K. Hansen Inge K. Hansen Chief Financial Officer